Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS

	Years Ended September 30,
	2000	1999	1998	1997	1996
Statement of Earnings to Fixed Charges	(dollars in thousands)

Fixed Charges:
Interest expense	$630,397	$215,523	$120,355	$61,189	$37,266
Amortization of debt issuance costs	1,788	230	281	204	127
Estimated interest within rental expense	14,202	12,213	7,281	4,152	1,181
Preference securities dividend requirement of consolidated subsidiaries	—	6,083	6,840	2,203	208

Total fixed charges	$646,387	$234,049	$134,757	$67,748	$38,782

Earnings:
Income (loss) before income taxes, minority interest, extraordinary item and cumulative effect of accounting change less equity in income (losses) of investments	$115,962	$(74,568)	$2,312	$33,218	$5,537
Fixed charges	646,387	234,049	134,757	67,748	38,782
Less:
Preference securities dividend requirement of consolidated subsidiaries	—	(6,083)	(6,840)	(2,203)	(208)

Earnings	$762,349	$153,398	$130,229	$98,763	$44,111

Ratio of earnings to fixed charges	1.18	0.66	0.97	1.46	1.14

Pro forma ratio of earnings to fixed charges	1.13	—	—	—	—

Excess (deficiency) of earnings to fixed charges	$115,962	$(80,651)	$(4,528)	$31,015	$5,329

Pro forma excess (deficiency) of earnings to fixed charges	$88,858	$—	$—	$—	$—

             The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, minority interest, extraordinary items and the cumulative effect of accounting change less equity in the income (losses) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense, and the preference securities dividend requirement of consolidated subsidiaries.

             The pro forma ratio gives effect to the issuance of the 6% Convertible Subordinated Notes as of the beginning of fiscal 2000, and the repayment of bank borrowings with the proceeds from the offering for the year ended September 30, 2000.